ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 21, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co.

Preliminary Proxy Statement on Schedule 14A

Filed May 20, 2013 by

File Number 1-33738

Staff comment letter dated May 20, 2013

Attn:	Nicholas P. Panos, Office of Mergers & Acquisitions

Dear Mr. Panos:

On behalf of our client, OTK Associates, LLC (“OTK”) we have set forth below OTK’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter regarding the preliminary proxy statement relating to a contested election on Schedule 14A by OTK and other participants in the solicitation relating to Morgans Hotel Group Co. (the “Company”) filed on May 20, 2013. For ease of review, we have reproduced the Staff’s comments in italics below in the order in which they were made in the letter dated May 20, 2013.

General

1. We noticed that the participants have disclosed their intent to use the grant of discretionary authority available under Rule 14a-4(b)(1) of Regulation 14A. Briefly advise us of the legal basis upon which the participants rely to exercise such discretionary authority for the election of director proposal ostensibly governed by Rule 14a-4(b)(2).

Response: OTK respectfully notes the Staff’s comment and has revised the Schedule 14A as follows to clarify that the participants do not intend to rely on Rule 14a-4(b)(1) for discretionary authority and to be consistent with Rule 14a-4(b)(2).

Page 10: “With respect to ~~other~~ matters other than those set forth above that may properly come before the Annual Meeting, or at any postponement or adjournment thereof, the proxy holders will vote the shares they have been authorized to represent in accordance with their discretion.”

Proxy Card: “THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” THE ELECTION OF EACH OF THE OTK NOMINEES LISTED IN PROPOSAL 1 AND “FOR” PROPOSALS ~~1,~~ 2 AND 4, WILL BE VOTED “ABSTAIN” FOR PROPOSAL 5, AND WILL BE VOTED “AGAINST” PROPOSAL 3. THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION UPON SUCH OTHER BUSINESS ~~NO KNOWN~~ AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS THEREOF.

Information about Participants and the Solicitation

2. The term “participant” is defined in Instruction 3 to Item 4 of Schedule 14A, which schedule has been codified at Exchange Act Rule 14a-101. The term “participant” is not defined under Rule 14a-1 of Regulation 14A. Instruction 3 does not expressly provide that certain circumstances exist in which a person “may be deemed” to be a participant. This qualifying language may be construed as a disclaimer. Please revise here, and make conforming changes as needed, to make clear that each of the persons identified is a participant and that only one regulatory provision governs this determination, or advise.

Response: OTK respectfully notes the Staff’s comment and has revised the Schedule 14A accordingly as follows.

Page 10: “The following persons are ~~or may be deemed to be~~ participants in the solicitation by OTK…”

Page A-1: “In addition to the OTK Nominees, OTK, a Delaware limited liability company, and Mr. Taubman are ~~deemed~~ participants,…”

Proposal 1 | Election of Directors

3. The issuer’s proxy statement indicates that “[d]irectors are elected by a plurality of the votes cast on the election of directors. Therefore, the seven nominees for election to the Board who receive the highest number of affirmative votes will be elected as directors.” Advise us, with a view toward revised disclosure, why Proposal 1 does not include a similar statement. Refer to Item 21(a) of Schedule 14a and Rule 14a-5(c).

Response: OTK respectfully notes the Staff’s comment and has revised Proposal 1 by adding the following disclosure to clarify that directors of the Company are elected by plurality voting.

Page 2: “Directors of the Company are elected by a plurality of the votes cast on the election of directors. Therefore, the seven nominees for election to the Board who receive the highest number of affirmative votes will be elected as directors.”

4. Given the plurality voting approval threshold for each open director position, please disclose, if true, that no assurance can be given that directors nominated by the issuer and elected will agree to serve if OTK has success in having any of its nominees elected.

Response: OTK respectfully notes the Staff’s comment and has revised Proposal 1 by adding the following disclosure.

Page 2: “Although each of the OTK Nominees has consented to serve on the Board of the Company if elected, there can be no assurance that, if any of the Company’s nominees are elected by a plurality of the votes cast, such nominees will consent to serve as a director.”

5. Advise us, with a view towards revised disclosure, whether a successful election of a majority of the OTK director nominees will result any of the issuer’s directors and/or executive officers becoming eligible to receive change of control payments.

Response: OTK advises the Staff that, according to the publicly filed employment agreement of Michael Gross, the CEO of the Company, a successful election of all of OTK’s director nominees could result in Mr. Gross becoming eligible to receive change of control payments. According to Mr. Gross’s employment agreement dated March 20, 2011, Good Reason (as defined therein) includes a situation where the stockholders of the Company fail to elect Mr. Gross to the board of directors, and if the newly elected board of directors fails to appoint Mr. Gross to the board of directors. Subject to certain notice requirements, Mr. Gross could then resign from his position with the Company with Good Reason and become eligible for cash severance payments and acceleration of his unvested equity awards. According to the compensation disclosure in the Company’s preliminary proxy statement, the Company estimates that cash severance payments in the event Mr. Gross resigns for Good Reason would total approximately $1.6 million.

In addition, based on the prior disclosure of the Company, OTK supplementally advises the Staff that it is also aware of certain consequences of a change of control of the board of directors, including:

•

Andrew Sasson, a current director who has not been nominated for re-election by the Company, holds a $16 million promissory note (the “Note”), issued by the Company in connection with its acquisition of The Light Group. Election of a new slate of directors is a change of control pursuant to the Note, and upon a change of control, all interest and remaining payments accelerate and become due and payable.

•

Ron Burkle, a current director who has been nominated for re-election, holds all of the outstanding Series A Preferred Stock of the Company. In the event Mr. Burkle is not elected to the board of directors by the stockholders or nominated to the board of directors by the board of directors, the preference on the Series A Preferred Stock will increase by 4%, from 8% to 12%.

In connection with the exchange offer and rights offering (the “Transaction”) announced by the Company and disclosed in the Company’s preliminary proxy statement, and according to the documents filed by the Company with the Commission on April 2, 2013, Mr. Burkle and The Yucaipa Companies will surrender all outstanding shares of the Series A Preferred Stock of the Company including accrued and unpaid dividends, and will assume the

Company’s obligations under the Note. As of the date of this filing, the Transaction is the subject of an injunction issued by the Delaware Chancery Court that will remain in effect until the earlier of (i) a trial on the merits or (ii) a decision by the board of directors with respect to the Transaction made at a properly noticed meeting after due deliberation and after receiving a favorable recommendation from the special transaction committee of the board of directors.

OTK has accordingly revised Proposal 1 by adding the following disclosure.

Page 2: “In the event that each of the OTK Nominees is elected and the size of the Board is not increased either before or after the Annual Meeting, Michael Gross, the Company’s CEO, will be replaced along with each of the Company’s other nominees. If, without Mr. Gross’s written consent, the Company’s shareholders fail to nominate Mr. Gross as a director, this circumstance could give rise to “Good Reason” for Mr. Gross to resign, as defined by Mr. Gross’s employment agreement. According to the compensation disclosure in the Company Proxy Statement, such failure to nominate Mr. Gross could result in severance payments of nearly $1.6 million, plus acceleration of all of his unvested equity awards and certain benefits, if Mr. Gross chooses to resign as a result of such Good Reason.”

6. Please disclose the resulting impact on the nominees’ future ability to influence the policies, direction and decision-making of the issuer if less than a majority of the OTK nominees are successfully elected.

Response: OTK respectfully notes the Staff’s comment and has revised the Schedule 14A by adding the following disclosure.

Page 2: “If a minority of the OTK Nominees are elected, the OTK Nominees will be a minority of the directors on the Board and will not alone be able to adopt resolutions. However, the OTK Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together.”

Proposal 4: Repeal of Amendments to Company’s Bylaws

7. Please revise to indicate that to the extent any bylaws are repealed due to successful passage of this proposal, such repeal would be indiscriminatory, thereby resulting in bylaws aligned with security holder interests also being repealed.

Response: OTK respectfully notes the Staff’s comment and has revised the Schedule 14A by adding the following disclosure.

Page 7: “In addition, to the extent that any Bylaws are repealed due to successful passage of this proposal, such repeal would be indiscriminatory, thereby resulting in Bylaws aligned with security holder interests also being repealed in such circumstance.”

*        *        *         *        *

In connection with this response, each of OTK and the other participants acknowledge the following:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Michael Olshan

Jason Kalisman

Jeffrey Katz

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